

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Julia Huang
Chief Executive Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
No.1 QuiglongHuton, Dongcheng District
Beijing, 100007 People's Republic of China

  Re: ChinaEdu Corporation
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed June 30, 2010
     File No. 001-33858

Dear Ms. Huang:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Paul Fischer for
        Larry Spirgel
        Assistant Director